Exhibit 99.1

Q2

2014 Second Quarter Report

	Three months ended		Six months ended
	June 30		June 30
Financial and Operating Highlights (1)	2014	2013	2014	2013

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$54,265	$39,184	$109,504	$80,782
Funds from operations	$42,561	$23,488	$88,010	$44,972
per share (2)	$0.25	$0.14	$0.52	$0.27
Total capital expenditures	$21,013	$3,750	$70,300	$57,857
Working capital deficit (3)	$6,165	$5,954	$6,165	$5,954
Bank indebtedness	$71,120	$144,779	$71,120	$144,779
Convertible debentures (face value)	$86,250	$86,250	$86,250	$86,250
Basic weighted average shares (000)	169,354	168,383	169,029	168,383
Operating
Daily Production
Natural gas (mcf/d)	134,912	116,469	128,731	118,072
Crude oil and NGLs (bbls/d)	200	554	182	929
Total mcfe/d (4)	136,112	119,793	129,823	123,646
Total boe/d (4)	22,685	19,966	21,637	20,608
Average prices (including hedging)
Natural gas ($/mcf)	$4.27	$3.35	$4.56	$3.19
Crude oil and NGLs ($/bbl)	$102.41	$73.22	$98.69	$74.87
Cash netbacks ($/mcfe) (4)
Petroleum and natural gas sales	$4.82	$3.71	$5.04	$3.64
Royalties	(0.23)	(0.26)	(0.24)	(0.21)
Realized losses on derivatives	(0.44)	(0.11)	(0.38)	(0.03)
Operating expense	(0.31)	(0.45)	(0.30)	(0.66)
Operating netback	3.84	2.89	4.12	2.74
General and administrative	(0.19)	(0.47)	(0.20)	(0.47)
Finance expense	(0.21)	(0.29)	(0.23)	(0.27)
Other income	-	0.03	0.05	0.01
Cash netbacks	$3.44	$2.16	$3.74	$2.01

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

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MESSAGE TO SHAREHOLDERS

Advantage’s strong second quarter 2014 results demonstrate the high quality of our Glacier Montney asset and support the Corporation’s three year development plan. During the second quarter, we continued to advance development at Glacier towards our 2017 production target of 245 mmcfe/d (40,830 boe/d) and recorded the following key achievements:

•	26% Glacier production growth to a record 136.1 mmcfe/d (22,685 boe/d)
•	81% increase in funds from operations
•	88% operating netback as a % of sales
•	31% decrease in operating costs to $0.31/mcfe ($1.88/boe)
•	60% decrease in cash G&A costs to $0.19/mcfe ($1.14/boe)
•	$329 million available on our $400 million credit facility
•	1.0x Total debt to annualized second quarter cash flow

Advantage’s world class Glacier Montney asset, industry leading cost structure, strong balance sheet and focused business plan are all key factors in the execution of our three year development program designed to deliver 100% production per share growth and 190% cash flow per share growth.

81% Increase in Funds from Operations Driven by Record Production at Glacier and Low Cost Structure

▪	Record Glacier production resulted in 26% growth to 136.1 mmcfe/d (22,685 boe/d) for the second quarter of 2014 compared to the same period of 2013. Production for the six months of 2014 averaged 129.8 mmcfe/d (21,637 boe/d), 30% higher than the comparable six month period of 2013.

▪	Funds from operations for the second quarter of 2014 increased 81% to $42.6 million or $0.25 per share as compared to the second quarter of 2013. For the six months ended June 30, 2014, funds from operations increased 96% to $88.0 million or $0.52 per share as compared to the same period of 2013.

▪	Advantage’s operating netback during the second quarter of 2014 was $3.84/mcfe representing 88% of our sales price of $4.38/mcfe, including hedging. Advantage’s strong cash margin combined with solid well performance provides robust well economics to support future growth.

▪	Total cash cost including operating expense, royalties, general and administrative expense, and finance expense during the first six months of 2014 was $0.97/mcfe, a decrease of 40% from $1.61/mcfe during the same period of 2013. The decrease is attributable to divestment of higher cost non-core assets, reduced debt and our focus on improving efficiencies in all aspects as we continue our Montney development at Glacier.

▪	Operating expense decreased 31% to $0.31/mcfe in the second quarter of 2014 compared to the same period in 2013 and averaged $0.30/mcfe during the first six months of 2014, a reduction of 55% as compared to the same period of 2013.

▪	Advantage’s royalty rate averaged 4.7% during the second quarter of 2014 and for the six months of 2014.

▪	G&A cash expenses decreased 60% to $0.19/mcfe in the second quarter of 2014 compared to the same period in 2013. G&A cash expense averaged $0.20/mcfe during the first six months of 2014, a reduction of 57% as compared to 2013.

▪	Total capital expenditures for the three and six months ended June 30, 2014 were $21.0 million and $70.3 million, respectively. Commencement of our current Phase VII drilling program was accelerated into the first half of 2014 and included drilling our first six well pad through spring break-up.

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▪	Bank indebtedness outstanding at June 30, 2014 was $71.1 million, a decrease of $82.6 million since December 31, 2013 due to higher funds from operations and net proceeds received from the disposition of investments in Longview and Questfire Energy Corp. The $71.1 million of bank debt at June 30, 2014 represents an 18% draw on our $400 million credit facility.

▪	Total debt including working capital deficit was $163.5 million as of June 30, 2014 resulting in a total debt to annualized second quarter 2014 cash flow of 1.0x.

Glacier Operations Update

Phase VI & Older Wells Continue to Outperform

▪	Production from our previous Phase VI and older wells continues to outperform our expectations thereby reducing the pace at which we planned to add new wells in order to offset natural production declines.

▪	At this time, we have approximately 53 mmcfe/d of excess well deliverability from our inventory of Phase VI and older standing wells compared to our current production of 136 mmcfe/d. These standing wells will be utilized as required to maintain current production. Additionally, the last Phase VI pad consisting of 4 Lower Montney wells is currently being completed. Upon completion of our 100% owned Glacier gas plant expansion, some of our new Phase VII wells will be utilized to ramp production to 183 mmcfe/d by June 2015.

▪	A total of 13 previous Upper and Lower Montney wells completed with slickwater and modified completion techniques continue to produce at or above our Phase VII budget type curve (based on an average initial 30 day production rate of 6.9 mmcf/d). The top performing wells are trending toward cumulative production of over 2 bcf after 12 months which results in a simple payout of less than 10 months based on Advantage’s second quarter 2014 operating netback.

▪	Advantage’s record liquids rich Middle Montney well located at 12-02-76-12W6 continues to flow at a restricted rate of 6.5 mmcf/d after 150 days of production. This well was tested at an average free condensate yield of 20 bbls/mmcf and is estimated to recover 42 bbls/mmcf of propane plus liquids when processed through a shallow cut liquids extraction process. The 12-02-76-12W6 well has been restricted to control the amount of free condensate that our facilities can handle at this time since our Glacier gas plant does not currently have liquid extraction or condensate stabilization processes installed.

Current Phase VII Development Program

▪	Advantage’s current Phase VII Glacier development program is designed to grow production to 183 mmcfe/d by June 2015 including the extraction of natural gas liquids at our Glacier gas plant. A total of 33 Phase VII wells are being drilled to create a new well inventory to support the future ramp up and sustainment of production at 183 mmcfe/d.

▪	To date, 11 new Phase VII wells have been drilled and rig released. Drilling operations are progressing on-schedule with three drilling rigs active at Glacier. Completion operations on new Phase VII wells are planned to commence during the third quarter of 2014.

▪	All major equipment items have been ordered to accommodate expansion of our Glacier gas plant during the second quarter of 2015. The expansion includes installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression.

▪	Expansion of the sales pipeline lateral and TCPL meter station have been aligned with the timing of the Glacier gas plant expansion. Firm service transportation commitments have already been secured to coincide with Advantage’s Phase VIII production target of 205 mmcfe/d in 2016.

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Outlook

Advantage’s three year development plan is targeted to deliver 100% production per share growth and 190% cash flow per share growth by March 2017 based on an average natural gas price of AECO Cdn $3.75/GJ while maintaining an average total debt to cash flow ratio of 1.5x.

Production is expected to be maintained at approximately 135 mmcfe/d and then ramped up to 183 mmcfe/d in June 2015 upon completion of our gas plant expansion, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017.

Downside natural gas price protection for our capital program is provided by our hedging program which includes an average of 50% of our forecast production for 2014 and 2015 at an average price of AECO Cdn $3.85/mcf. We have also secured an initial hedge position on 12% of forecast average production for 2016 through to Q1 2017 at an average price of AECO Cdn $4.07/mcf.

We continue to strive for improvements in well performance, extension of our Montney resource through delineation drilling, preservation of our financial strength and our industry leading low cost structure. We believe these factors are foundational to long term value creation in light of the volatile natural gas price environment we continue to experience.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of August 14, 2014, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and six months ended June 30, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2014 and the audited consolidated financial statements and MD&A for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, anticipated timing of completion of Advantage's Phase VII program and the targeted level of production from such program; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities, including its anticipated effect on the volatility of Advantage's future cash flows and the funding of its capital expenditure program; effect of commodity price risk management activities on the Corporation, including cash flows and sales; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; Advantage's estimated level of operating costs at Glacier and the anticipated effect of processing natural gas through Advantage's 100% owned Glacier gas plant on operating costs; terms of the Corporation's equity compensation plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a return to the Corporation's shareholders; terms of the Corporation's convertible debentures; terms of the Corporation's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; future commitments and contractual obligations; the ability of the Corporation to manage its capital structure; the Corporation's strategy for managing its capital structure, including the use of financial and operational forecasting processes, and the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's focus on development of the natural gas resource play at Glacier, including the anticipated timing of completion of the various phases of Advantage's development program at Glacier; the Corporation's expectations as to its ability to maintain and increase production, as applicable, from Glacier at the levels and for the periods disclosed herein; and the focus of the Corporation's capital drilling program. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the interim consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

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Non-core Asset Sales

The Advantage legal entity has systematically disposed of substantially all non-core assets to focus on continued development of Advantage's core Glacier Montney natural gas asset. Net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance. Advantage is now a pure play company focused on our signature Glacier Montney property.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2014	2013	% change	2014	2013	% change
Cash provided by operating activities - continuing operations	$47,739	$(7,337)	(751)%	$64,758	$35,015	85%
Expenditures on decommissioning liability	38	686	(94)%	47	2,746	(98)%
Changes in non-cash working capital	(2,576)	33,263	(108)%	28,658	13,290	116%
Finance expense (1)	(2,640)	(3,124)	(15)%	(5,453)	(6,079)	(10)%
Funds from operations - continuing operations	$42,561	$23,488	81%	$88,010	$44,972	96%
Funds from operations - discontinued operations	-	16,683	(100)%	10,019	31,496	(68)%
Funds from operations	$42,561	$40,171	6%	$98,029	$76,468	28%

(1) Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Cash provided by (used in) operating activities ($000)	$47,739	$(7,337)	(751)%	$64,758	$35,015	85%
Funds from operations ($000)	$42,561	$23,488	81%	$88,010	$44,972	96%
per share (1)	$0.25	$0.14	79%	$0.52	$0.27	93%
per mcfe	$3.44	$2.16	59%	$3.74	$2.01	86%

(1) Based on basic weighted average shares outstanding.

For the three months ended June 30, 2014, Advantage realized an increase of 81% in funds from operations to $42.6 million and an increase of 59% in cash netbacks to $3.44 per mcfe, as compared to the second quarter of 2013. Funds from operations for the six months ended June 30, 2014, increased 96% to $88.0 million and cash netbacks increased 86% to $3.74 per mcfe, as compared to the same period of 2013. The increased funds from operations and cash netbacks have been attributable to higher Glacier production, a lower cost structure and higher natural gas prices. Production from Glacier averaged 136.1 mmcfe/d for the second quarter of 2014, an increase of 26% as compared to the same period of 2013. For the first six months of 2014, Glacier production averaged 129.8 mmcfe/d, an increase of 30% as compared to the same period of 2013. Advantage’s cash costs per mcfe, including royalties, operating expense, general and administrative expense, and finance expense, have been reduced by 40% as compared to the first six months of 2013 due to the sale of non-core assets and the continued focus on development at Glacier. Cash general and administrative expense for the six months ended June 30, 2014 decreased 57% as Advantage realized cost efficiencies associated with the non-core asset dispositions and termination of the Technical Services Agreement between Advantage and Longview. Realized natural gas prices, excluding hedging, have increased significantly as compared to 2013, corresponding to the substantial increase in AECO prices as a result of an extremely cold winter that increased demand and reduced North American storage levels well below the five-year average. As a result of our pure play Montney focus in the Glacier area, Advantage has achieved an industry leading cost structure comprised of low royalty rates, operating expense and general and administrative costs.

The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is natural gas prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of natural gas prices and our price risk management.

As a result of asset dispositions, disposition of our ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum and Natural Gas Sales and Hedging

	Three months ended			Six months ended
	June 30			June 30
($000)	2014	2013	% change	2014	2013	% change
Natural gas sales	$57,811	$36,732	57%	$115,204	$68,820	67%
Realized hedging losses	(5,405)	(1,239)	336%	(8,941)	(630)	1,319%
Natural gas sales including hedging	52,406	35,493	48%	106,263	68,190	56%
Crude oil and NGLs sales	1,859	3,691	(50)%	3,241	12,576	(74)%
Realized hedging gains	-	-	-%	-	16	(100)%
Crude oil and NGLs sales including hedging	1,859	3,691	(50)%	3,241	12,592	(74)%
Total (1)	$54,265	$39,184	38%	$109,504	$80,782	36%

(1) Total excludes unrealized derivative gains and losses.

Total sales excluding hedging for the three months ended June 30, 2014 was $59.7 million, an increase of $19.2 million or 48%, and for the six months ended June 30, 2014 was $118.4 million, an increase of $37.0 million or 46%, when compared to the same periods of 2013. The increase in sales has been primarily attributable to significantly improved commodity prices and higher production.

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The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. As such, the Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2017 to protect our capital programs (refer to the section “Commodity Price Risk”). For the six months ended June 30, 2014, we recognized net realized derivative losses on settled derivative contracts as a result of higher natural gas prices as compared to our average hedge prices.

Production

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Natural gas (mcf/d)	134,912	116,469	16%	128,731	118,072	9%
Crude oil and NGLs (bbls/d)	200	554	(64)%	182	929	(80)%
Total - mcfe/d	136,112	119,793	14%	129,823	123,646	5%
- boe/d	22,685	19,966	14%	21,637	20,608	5%
Natural gas (%)	99%	97%		99%	95%
Crude oil and NGLs (%)	1%	3%		1%	5%

Production averaged 136.1 mmcfe/d for the second quarter of 2014, an increase of 10% as compared to 123.5 mmcfe/d for the first quarter of 2014 and an increase of 14% as compared to the second quarter of 2013. Glacier production increased 30% during the six months ended June 30, 2014 as compared to the same period of 2013 but non-core conventional asset sales which closed in April 2013 of approximately 23 mmcfe/d offset this gain. Advantage production is targeted to increase to 183 mmcfe/d in June 2015 when our current Phase VII program is planned for completion.

Commodity Prices and Marketing

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$4.71	$3.47	36%	$4.94	$3.22	53%
Natural gas, including hedging ($/mcf)	$4.27	$3.35	27%	$4.56	$3.19	43%
Crude oil and NGLs, including hedging ($/bbl)	$102.41	$73.22	40%	$98.69	$74.87	32%

Benchmark Prices
AECO daily ($/mcf)	$4.69	$3.54	32%	$5.15	$3.37	53%
NYMEX ($US/mmbtu)	$4.60	$4.09	12%	$4.76	$3.72	28%
Edmonton Light ($/bbl)	$105.65	$92.99	14%	$102.84	$90.90	13%

Advantage’s current production from Glacier is approximately 99% natural gas. Realized natural gas prices, excluding hedging, have increased significantly as compared to 2013, corresponding to the substantial increase in AECO prices. Natural gas prices remained low throughout much of 2013 due to a stronger supply to demand situation. Prices improved dramatically during early 2014 as a result of an extremely cold winter that increased demand and reduced North American storage levels well below the five-year average. During the second quarter of 2014 and continuing into the third quarter of 2014, natural gas prices have pulled back due to the continued strength of U.S. storage injections caused by record supply levels and reduced demand from mild summer weather. These events have increased the probability that the current significant storage deficit, that had previously strengthened natural gas prices, maybe remedied. Prior to these developments, Advantage had hedged approximately 50% of forecast production, net of royalties, for 2014 and 2015 at an average natural gas price of $3.85/mcf to provide downside pure protection for our anticipated future growth programs.

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Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Advantage may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. Our Credit Facilities limit the utilization of derivative contracts whereby Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production over the first three years and 50% over the fourth year.

Advantage has entered into natural gas hedges to support our Glacier multi-year development plan by partially reducing the volatility of future cash flows. Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q3 2014 to Q4 2014	66.3 mmcf/d	51%	$3.81/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	50%	$3.90/mcf
Q1 2016 to Q4 2016	23.7 mmcf/d	13%	$3.99/mcf
Q1 2017	14.2 mmcf/d	7%	$4.11/mcf

A summary of realized and unrealized hedging gains and losses for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2014	2013	% change	2014	2013	% change
Realized gains (losses) on derivatives Natural gas	$(5,405)	$(1,239)	336%	$(8,941)	$(630)	1,319%
Crude oil	-	-	-%	-	16	(100)%
Total realized losses on derivatives	(5,405)	(1,239)	336%	(8,941)	(614)	1,356%
Unrealized gains (losses) on derivatives Natural gas	16,436	12,297	34%	(13,444)	3,307	(507)%
Total unrealized gains (losses) on derivatives	16,436	12,297	34%	(13,444)	3,307	(507)%
Total gains (losses) on derivatives	$11,031	$11,058	-%	$(22,385)	$2,693	(931)%

For the three and six months ended June 30, 2014, we recognized net realized derivative losses on settled derivative contracts as a result of higher natural gas prices as compared to our average hedge prices. As at June 30, 2014, the fair value of Advantage’s derivative contracts outstanding and to be settled was a net liability of approximately $14.6 million, a change of $13.4 million from the $1.2 million net liability at December 31, 2013 due to higher natural gas prices. For the six months ended June 30, 2014, this $13.4 million loss due to the change in the fair value of the derivative contracts was recognized in income as an unrealized derivative loss (June 30, 2013 – $3.3 million unrealized derivative gain). The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2014 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle from July 1, 2014 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 10

Royalties

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Royalties ($000)	$2,828	$2,873	(2)%	$5,538	$4,728	17%
per mcfe	$0.23	$0.26	(12)%	$0.24	$0.21	14%
Royalty Rate (percentage of petroleum and natural gas sales)	4.7%	7.1%	(2.4)%	4.7%	5.8%	(1.1)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices. Royalties include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production. Advantage’s royalty rates are based on our significant natural gas development at Glacier where the royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. Royalties paid during the six months ended June 30, 2014 are 17% higher than the same period of 2013 due to stronger natural gas prices while the overall royalty rate was comparable.

Operating Expense

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Operating expense ($000)	$3,891	$4,860	(20)%	$6,948	$14,765	(53)%
per mcfe	$0.31	$0.45	(31)%	$0.30	$0.66	(55)%

Operating expense per mcfe for the second quarter of 2014 was $0.31/mcfe, a decrease of 31% as compared to the second quarter of 2013. For the six months ended June 30, 2014, operating expense was $0.30/mcfe, a decrease of 55% as compared to the same period of 2013. Advantage operating costs have decreased with the disposition of higher cost non-core assets and due to the increased production from our low cost Glacier property. Advantage estimates that operating expenses will continue to remain low due to the efficiencies created by processing our natural gas through our 100% owned Glacier gas plant.

General and Administrative Expense

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
General and administrative expense
Cash expense ($000)	$2,351	$5,172	(55)%	$4,603	$10,585	(57)%
per mcfe	$0.19	$0.47	(60)%	$0.20	$0.47	(57)%
Share based compensation ($000)	$715	$1,952	(63)%	$1,037	$3,469	(70)%
per mcfe	$0.06	$0.18	(67)%	$0.04	$0.16	(75)%
Total general and administrative expense ($000)	$3,066	$7,124	(57)%	$5,640	$14,054	(60)%
per mcfe	$0.25	$0.65	(62)%	$0.24	$0.63	(62)%
Employees at June 30				25	85	(71)%

Cash general and administrative (“G&A”) expense for the second quarter of 2014 decreased 55% and 60% per mcfe when compared to the same period of 2013. Significant cost efficiencies were realized with the non-core asset dispositions (finalized on April 30, 2013) and termination of a Technical Services Agreement with Longview on February 1, 2014 whereby Advantage had previously provided the necessary personnel and technical services to manage Longview's business. Cash G&A in 2013 included one-time costs including retention and staff rationalization associated with the asset dispositions and costs incurred during Advantage’s strategic alternatives review process that commenced in early 2013 and was concluded on February 4, 2014.

Advantage Oil & Gas Ltd. - 11

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long term compensation to service providers. Under these plans, stock options and performance awards are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to the plans are recognized as non-cash G&A expense over the vesting periods based on the determination of fair value on grant date, the estimated number of instruments to vest, and certain management estimates. During the six months ended June 30, 2014, Advantage recognized $1.0 million of compensation cost as non-cash G&A expense related to the amortization of the fair value of granted stock options and performance awards over the vesting periods. For the six months ended June 30, 2014, 3.8 million stock options and 0.4 million performance awards were granted to service providers with a vesting term of three years. As at June 30, 2014, a total of 6.9 million stock options and 0.4 million performance awards are unexercised which represents only 4.3% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers.

Depreciation Expense

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Depreciation expense ($000)	$22,278	$18,705	19%	$42,201	$34,462	22%
per mcfe	$1.80	$1.72	5%	$1.80	$1.54	17%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense was higher during 2014 due to the continued increase in production at Glacier. The rate of depreciation expense recognized at Glacier has decreased as total costs, including future development costs, as a proportion of total proved and probable reserves has declined due to the continued efficiency of production additions at Glacier. Depreciation expense per mcfe is modestly lower during 2013 as Advantage ceased depreciation of assets held for sale in accordance with the requirements of IFRS.

Finance Expense

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Interest on bank indebtedness ($000)	$1,565	$2,049	(24)%	$3,332	$3,958	(16)%
per mcfe	$0.13	$0.19	(32)%	$0.14	$0.18	(22)%
Average effective interest rate	4.0%	5.6%	(1.6)%	4.1%	5.2%	(1.1)%
Interest on convertible debentures ($000)	$1,075	$1,075	-%	$2,121	$2,121	-%
per mcfe	$0.08	$0.10	(20)%	$0.09	$0.09	-%
Accretion on convertible debentures ($000)	$869	$835	4%	$1,729	$1,660	4%
per mcfe	$0.07	$0.08	(13)%	$0.07	$0.07	-%
Accretion on decommissioning liability ($000)	$265	$1,179	(78)%	$525	$2,226	(76)%
per mcfe	$0.02	$0.11	(82)%	$0.02	$0.10	(80)%

Interest on bank indebtedness for the second quarter of 2014 has decreased 24% as compared to 2013 due to the lower average bank indebtedness. Our bank indebtedness outstanding at the end of June 30, 2014 was $71.1 million, a decrease of $82.6 million from December 31, 2013 and a decrease of $73.7 million from June 30, 2013. The Corporation’s interest rates have decreased due to the lower debt to cash flow ratios as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and accretion on convertible debentures for 2014 are comparable to 2013 as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Advantage Oil & Gas Ltd. - 12

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.82% of the liability. The accretion on decommissioning liability is lower for 2014 as compared to 2013 as the decommissioning liability has decreased significantly during 2013 primarily due to $125.0 million derecognized attributable to non-core property dispositions.

Other Income (Expense)

	Three months ended			Six months ended
	June 30			June 30
($000)	2014	2013	% change	2014	2013	% change
Interest income - Questfire Debenture	$-	$327	(100)%	$455	$327	39%
Accretion income - Questfire Debenture	-	377	(100)%	557	377	48%
Loss on disposition - Questfire Debenture	-	-	-%	(13,833)	-	100%
Unrealized gain - Questfire Class B Shares	-	300	(100)%	3,150	300	950%
Unrealized loss on other liability	-	-	-%	(3,000)	-	100%
Loss on sale of assets	(1,500)	(6,072)	(75)%	(1,500)	(6,072)	(75)%
Miscellaneous income	6	6	-%	593	20	2,865%
	$(1,494)	$(5,062)	(70)%	$(13,578)	$(5,048)	169%

On April 30, 2013, Advantage closed a disposition transaction with Questfire Energy Corp. (“Questfire”) and consideration consisted of $40.2 million of cash, a $32.6 million Convertible Senior Secured Debenture (the “Questfire Debenture”) and 1.5 million Class B Shares of Questfire (the “Class B Shares”). Advantage has recognized interest income earned at a 6% interest rate on the Questfire Debenture. The fair value of the Questfire Debenture was based on a discounted cash flow model at a discount rate of 18% such that the fair value assigned was less than the face value. Advantage recorded accretion income during the reporting periods to increase the carrying value to the fair value by the maturity date. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million representing the difference from the carrying value. Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares at a price of $2.60 per share. Advantage received $3.9 million in the second quarter of 2014 for the Class B Shares and recognized a net gain of $0.2 million. Advantage recognized a loss of $1.5 million in the current quarter related to the finalization of the gain and loss calculations attributable to non-core asset dispositions that closed in 2013.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the six months ended June 30, 2014, the Corporation recognized a deferred income tax expense of $7.7 million as a result of the $14.4 million net income before taxes from continuing operations. As at June 30, 2014, the Corporation had a deferred income tax liability balance of $10.7 million.

Net Income and Comprehensive Income from Continuing Operations

	Three months ended			Six months ended
	June 30			June 30
	2014	2013	% change	2014	2013	% change
Net income and comprehensive income from continuing operations ($000)	$24,330	$6,543	272%	$6,714	$1,163	477%
per share - basic and diluted	$0.14	$0.04	250%	$0.04	$0.01	300%

Advantage’s net income from continuing operations for 2014 has increased significantly as compared to 2013 primarily due to higher funds from operations attributable to increased Glacier production, stronger natural gas prices and a lower cost structure. The reporting periods have continued to be impacted by the recognition of unrealized derivative gains and losses. For the six months ended June 30, 2014, Advantage has recognized an unrealized loss on derivatives of $13.4 million as compared to a $3.3 million derivative gain for the same period of 2013. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value of derivatives to be included in the consolidated statement of comprehensive income as a derivative gain or loss. The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2014 and are therefore not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle from July 1, 2014 to March 31, 2017 corresponding to when the Corporation will recognize sales from production. Additionally, during the first quarter of 2014, we recognized a $13.8 million loss on the redemption of the Questfire Debenture.

Advantage Oil & Gas Ltd. - 13

Cash Netbacks

	Three months ended				Six months ended
	June 30				June 30
	2014		2013		2014		2013
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Petroleum and natural gas sales	$59,670	$4.82	$40,423	$3.71	$118,445	$5.04	$81,396	$3.64
Royalties	(2,828)	(0.23)	(2,873)	(0.26)	(5,538)	(0.24)	(4,728)	(0.21)
Realized losses on derivatives	(5,405)	(0.44)	(1,239)	(0.11)	(8,941)	(0.38)	(614)	(0.03)
Operating expense	(3,891)	(0.31)	(4,860)	(0.45)	(6,948)	(0.30)	(14,765)	(0.66)
Operating income and operating netbacks	47,546	3.84	31,451	2.89	97,018	4.12	61,289	2.74
General and administrative (1)	(2,351)	(0.19)	(5,172)	(0.47)	(4,603)	(0.20)	(10,585)	(0.47)
Finance expense (2)	(2,640)	(0.21)	(3,124)	(0.29)	(5,453)	(0.23)	(6,079)	(0.27)
Other income (3)	6	-	333	0.03	1,048	0.05	347	0.01
Funds from operations and cash netbacks	$42,561	$3.44	$23,488	$2.16	$88,010	$3.74	$44,972	$2.01

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended June 30, 2014, Advantage realized an increase of 81% in funds from operations to $42.6 million and an increase of 59% in cash netbacks to $3.44 per mcfe, as compared to the second quarter of 2013. Funds from operations for the six months ended June 30, 2014, increased 96% to $88.0 million and cash netbacks increased 86% to $3.74 per mcfe, as compared to the same period of 2013. The increased funds from operations and cash netbacks have been attributable to higher Glacier production, a lower cost structure and higher natural gas prices. As a result of our pure play Montney focus in the Glacier area, Advantage has achieved an industry leading cost structure.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2014	2015 & 2016	2017 & 2018	After 2018
Building leases		$5.6	$0.6	$3.2	$1.8	$-
Pipeline/transportation		92.5	6.7	44.3	23.6	17.9
Bank indebtedness (1)	- principal	72.0	-	72.0	-	-
	- interest	8.9	2.3	6.6	-	-
Convertible debentures (2)	- principal	86.2	-	86.2	-	-
	- interest	4.3	2.1	2.2	-	-
Total contractual obligations		$269.5	$11.7	$214.5	$25.4	$17.9

(1)	As at June 30, 2014, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2015. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas Ltd. - 14

(2)	As at June 30, 2014, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	June 30, 2014
Bank indebtedness (non-current)	$71,120
Working capital deficit (1)	6,165
Net debt	77,285
Convertible debentures maturity value (current)	86,250
Total debt	$163,535

Shares outstanding	169,363,262
Shares closing market price ($/share)	$7.17
Market capitalization (2)	$1,214,335

Total capitalization	$1,377,870

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which Management views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. In order to strengthen our financial position and balance our cash flows, Advantage has systematically disposed of substantially all non-core assets including its investments in Longview and Questfire. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. Advantage is now a pure play company focused on our signature Glacier Montney property. We will continue to be very cognizant of maintaining financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance capital development activities and acquisitions.

As at June 30, 2014, Advantage had 169.4 million common shares outstanding. During 2014, Advantage issued 980,424 common shares to service providers in exchange for the exercise of 5.8 million stock options whereby the majority of these stock options vested during 2013 but could not be exercised due to trading blackout restrictions imposed by the previous strategic review process that was terminated on February 4, 2014. Additionally, 4.2 million stock options were forfeited/cancelled in 2014 due to staff rationalization associated with the asset dispositions. For the six months ended June 30, 2014, 3.8 million stock options and 0.4 million performance awards were granted to service providers with a vesting term of three years. As at June 30, 2014, a total of 6.9 million stock options and 0.4 million performance awards are unexercised which represents only 4.3% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers. As at August 14, 2014, Advantage had 169.8 million common shares outstanding.

Advantage Oil & Gas Ltd. - 15

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at June 30, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2013 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option. Given our strong financial position from the disposition of non-core assets and investments, Advantage is well positioned to satisfy the convertible debenture obligation with our available credit facilities.

Bank Indebtedness, Credit Facilities and Other Obligations

At June 30, 2014, Advantage had bank indebtedness outstanding of $71.1 million. Bank indebtedness has decreased $82.6 million since December 31, 2013 due to net proceeds received from the disposition of investments in Longview and Questfire. Advantage’s credit facilities borrowing base is $400 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. The next annual review is scheduled to occur in June 2015. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $6.2 million as at June 30, 2014. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. The working capital deficit has decreased $42.9 million since December 31, 2013 as we were concluding the Phase VI capital development program at Glacier. We do not anticipate any problems in satisfying working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Six months ended
	June 30		June 30
($000)	2014	2013	2014	2013
Drilling, completions and workovers	$14,799	$208	$58,906	$50,372
Well equipping and facilities	6,214	3,519	9,581	7,431
Land and seismic	-	4	-	24
Expenditures on property, plant and equipment	21,013	3,731	68,487	57,827
Expenditures on exploration and evaluation assets	-	19	1,813	30
Proceeds from property dispositions (1)	-	(39,226)	-	(53,108)
Net capital expenditures (2)	$21,013	$(35,476)	$70,300	$4,749

(1) Proceeds from property dispositons represents the net cash proceeds and excludes all other forms of consideration.

(2) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage spent $68.5 million on property, plant and equipment at Glacier for the six months ended June 30, 2014. We completed our Phase VI development program during the first quarter of 2014 and our inventory of Phase VI completed wells are expected to maintain production at approximately the 135 mmcfe/d level through to the end of 2014. The Glacier Phase VII drilling program was accelerated during the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program. The lower capital spending resulted from improved drilling and well completion efficiencies which reduced well costs below our original budget estimates. One rig continued to drill through spring breakup and currently there are three rigs drilling at Glacier. We have now drilled and rig released 11 Phase VII wells and will begin completions in the third quarter of 2014. A total of 33 wells are included in our Phase VII drilling program. Engineering design for the installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression at our 100% owned Glacier gas plant was completed with longer lead-time equipment ordered and being fabricated. The plant expansion is designed to increase the dry and liquids rich gas processing capacity to satisfy our three year development plan requirements of 245 mmcfe/d by 2017. Advantage’s Phase VII program is proceeding as expected with production anticipated to increase to 183 mmcfe/d in June 2015 including approximately 900 bbls/d of natural gas liquids. Furthermore, we are currently in the early stages of planning execution of our Phase VIII and IX programs. Firm service transportation commitments have already been secured to coincide with Advantage’s Phase VIII production target of 205 mmcfe/d.

Advantage Oil & Gas Ltd. - 16

Sources and Uses of Funds

The following table summarizes the various funding requirements during the six months ended June 30, 2014 and 2013 and the sources of funding to meet those requirements:

	Six months ended
	June 30
($000)	2014	2013
Sources of funds
Funds from operations	$88,010	$44,972
Disposition of Longview investment	90,153	-
Disposition of Questfire investments	17,500	-
Dividends received from Longview	1,692	6,345
Property dispositions	-	53,108
	$197,355	$104,425
Uses of funds
Decrease in bank indebtedness	$82,345	$15,908
Expenditures on property, plant and equipment	68,487	57,827
Change in non-cash working capital and other	44,663	27,914
Expenditures on exploration and evaluation assets	1,813	30
Expenditures on decommissioning liability	47	2,746
	$197,355	$104,425

The increased funds from operations have been attributable to higher Glacier production, a lower cost structure and higher natural gas prices. The funds from operations combined with proceeds from the disposition of investments in Longview and Questfire were used to fund capital expenditures and repay a significant portion of bank indebtedness. Bank indebtedness has been significantly reduced and we monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

On February 28, 2014, Advantage sold its remaining investment of 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014. Given that the Longview legal entity was an operating segment, the financial results for the Longview legal entity are presented as “discontinued operations” for all periods in the interim consolidated financial statements and MD&A. The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Six months ended
	June 30
	2014 (1)	2013
Production (boe/d)	5,622	6,072
Funds from operations ($000)	$9,693	$31,496
Net capital expenditures ($000)	$19,092	$16,455
Net income (loss) and comprehensive income (loss) from discontinued operations ($000)	$(58,894)	$2,200
per share - basic and diluted	$(0.35)	$0.01

(1) Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Advantage Oil & Gas Ltd. - 17

Financial and operating results from Longview for 2014 are significantly impacted, particularly the reduction in funds from operations, as it only represents 59 days due to the disposition of Longview on February 28, 2014 as opposed to the 181 days for the first half of 2013. Advantage has recognized a significant consolidated net loss of $58.9 million from the Longview segment during the first half of 2014 due to a $58.8 million loss on disposition as the net proceeds received by Advantage were less than the carrying value of the net assets.

Quarterly Performance

	2014		2013				2012
($000, except as otherwise	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
indicated)

Continuing Operations - Advantage
Daily production
Natural gas (mcf/d)	134,912	122,481	108,260	111,518	116,469	119,692	116,929	117,462
Crude oil and NGLs (bbls/d)	200	164	79	105	554	1,308	1,261	1,235
Total (mcfe/d)	136,112	123,465	108,734	112,148	119,793	127,540	124,495	124,872
Average prices
Natural gas ($/mcf)
Excluding hedging	$4.71	$5.21	$3.21	$2.46	$3.47	$2.98	$2.94	$2.04
Including hedging	$4.27	$4.89	$3.39	$2.63	$3.35	$3.04	$2.70	$2.04
AECO daily	$4.69	$5.59	$3.52	$2.45	$3.55	$3.20	$3.22	$2.28
Crude oil and NGLs ($/bbl)
Including hedging	$102.41	$94.10	$77.01	$95.13	$73.22	$75.58	$65.21	$63.34
WTI ($US/bbl)	$103.11	$98.62	$97.50	$105.82	$94.23	$94.34	$88.20	$92.19
Total sales including realized hedging	$54,265	$55,239	$34,304	$27,857	$39,184	$41,598	$36,556	$29,219
Net income (loss)	$24,330	$(17,616)	$(6,273)	$(3,187)	$6,543	$(5,380)	$(50,175)	$(3,084)
per share - basic	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)	$(0.02)
- diluted	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)	$(0.02)
Funds from operations	$42,561	$45,449	$23,822	$16,516	$23,488	$21,484	$16,890	$10,343

Discontinued Operations - Longview
Total sales including realized hedging	$-	$23,237	$33,721	$38,234	$37,179	$33,729	$36,388	$33,396
Net income (loss)	$-	$(58,894)	$870	$1,845	$1,799	$401	$(10,039)	$315
per share - basic (1)	$-	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)	$-
- diluted (1)	$-	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)	$-
Funds from operations	$-	$9,693	$13,740	$17,959	$16,683	$14,813	$15,639	$14,360

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the second quarter of 2014 and also for the preceding seven quarters for both continuing and discontinued operations. During 2012 production from Glacier was maintained at lower levels due to the very low natural gas price environment. As natural gas prices began to improve, we resumed our Glacier capital program that contributed to an improvement in our first quarter 2013 production. Production decreased from the second quarter to the fourth quarter of 2013 as we completed non-core asset dispositions. Our Glacier Phase VI capital development program began in the third quarter of 2013 resulting in additional production during the first quarter of 2014 as we ramped production to our target of 135 mmcfe/d in March 2014. Our inventory of Glacier Phase VI wells are expected to maintain production at approximately the 135 mmcfe/d level through to the end of 2014.

During 2012 and the third quarter of 2013, sales and funds from operations decreased due to significant reductions in AECO prices that impacted the entire Alberta natural gas industry. Sales and funds from operations increased dramatically in 2014 primarily attributable to significantly improved natural gas prices. Advantage has recognized net losses primary driven by weak natural gas prices, although we have continued to achieve significant cost reductions and lower expenses. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. In the first quarter of 2014, Advantage’s recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. Advantage is now a pure Montney producer with a much simpler capitalization structure and a strong balance sheet to continue its growth plan.

Advantage Oil & Gas Ltd. - 18

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the six months ended June 30, 2014.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the six months ended June 30, 2014. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage Oil & Gas Ltd. - 19

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

August 14, 2014

Advantage Oil & Gas Ltd. - 20

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2014	December 31, 2013

ASSETS
Current assets
Trade and other receivables		$22,115	$32,016
Prepaid expenses and deposits		2,106	3,357
Derivative asset	7	514	143
Total current assets		24,735	35,516

Non-current assets
Derivative asset	7	1,674	2,329
Investments	4	-	30,626
Exploration and evaluation assets		9,695	10,270
Property, plant and equipment	5	1,241,168	1,647,434
Deferred income tax asset	10	-	39,069
Total non-current assets		1,252,537	1,729,728
Total assets		$1,277,272	$1,765,244

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$30,386	$93,893
Derivative liability	7	13,898	8,340
Convertible debenture		84,183	-
Total current liabilities		128,467	102,233

Non-current liabilities
Derivative liability	7	2,964	1,183
Bank indebtedness	8	71,120	271,339
Convertible debenture		-	82,454
Decommissioning liability	9	39,035	100,616
Deferred income tax liability	10	10,687	3,006
Performance incentive plan	13(b)	190	-
Total non-current liabilities		123,996	458,598
Total liabilities		252,463	560,831

SHAREHOLDERS' EQUITY
Share capital	11	2,233,489	2,229,598
Convertible debenture equity component		8,348	8,348
Contributed surplus		90,740	92,276
Deficit		(1,307,768)	(1,255,588)
Total shareholders' equity attributable to Advantage shareholders		1,024,809	1,074,634
Non-controlling interest		-	129,779
Total shareholders' equity		1,024,809	1,204,413
Total liabilities and shareholders' equity		$1,277,272	$1,765,244

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 21

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Six months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Continuing operations
Petroleum and natural gas sales		$59,670	$40,423	$118,445	$81,396
Less: royalties		(2,828)	(2,873)	(5,538)	(4,728)
Petroleum and natural gas revenue		56,842	37,550	112,907	76,668

Operating expense		(3,891)	(4,860)	(6,948)	(14,765)
General and administrative expense		(3,066)	(7,124)	(5,640)	(14,054)
Depreciation expense	5	(22,278)	(18,705)	(42,201)	(34,462)
Exploration and evaluation expense		(53)	-	(53)	-
Finance expense		(3,774)	(5,138)	(7,707)	(9,965)
Gains (losses) on derivatives	7	11,031	11,058	(22,385)	2,693
Other income (expenses)	14	(1,494)	(5,062)	(13,578)	(5,048)
Income before taxes from continuing operations		33,317	7,719	14,395	1,067
Income tax recovery (expense)	10	(8,987)	(1,176)	(7,681)	96
Net income and comprehensive income from continuing operations		24,330	6,543	6,714	1,163

Discontinued operations
Net income (loss) from discontinued operations	16	-	1,799	(58,894)	2,200
Net income (loss) and comprehensive income (loss)		$24,330	$8,342	$(52,180)	$3,363

Net income (loss) per share	12
Basic and diluted - from continuing operations		$0.14	$0.04	$0.04	$0.01
Basic and diluted - from discontinued operations		-	0.01	(0.35)	0.01
Basic and diluted		$0.14	$0.05	$(0.31)	$0.02

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 22

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net loss and comprehensive loss		-	-	-	(52,180)	(52,180)	(85)	(52,265)
Share based compensation	11, 13	3,891	-	(1,536)	-	2,355	-	2,355
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	2d, 16	-	-	-	-	-	(128,996)	(128,996)
Balance, June 30, 2014		$2,233,489	$8,348	$90,740	$(1,307,768)	$1,024,809	$-	$1,024,809

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net income and comprehensive income		-	-	-	3,363	3,363	2,677	6,040
Share based compensation	11, 13	-	-	4,798	-	4,798	-	4,798
Change in ownership interest, share based compensation		-	-	-	-	-	468	468
Dividends declared by Longview ($0.30 per Longview share)		-	-	-	-	-	(7,715)	(7,715)
Balance, June 30, 2013		$2,229,598	$8,348	$89,760	$(1,248,843)	$1,078,863	$133,438	$1,212,301

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 23

Consolidated Statement of Cash Flows

		Three months ended		Six months ended
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Operating Activities
Income before taxes from continuing operations		$33,317	$7,719	$14,395	$1,067
Add (deduct) items not requiring cash:
Share based compensation	11, 13	715	1,952	1,037	3,469
Depreciation expense	5	22,278	18,705	42,201	34,462
Exploration and evaluation expense		53	-	53	-
Unrealized loss (gain) on derivatives	7	(16,436)	(12,297)	13,444	(3,307)
Loss on sale of assets	14	1,500	6,072	1,500	6,072
Accretion income - Questfire Debenture		-	(377)	(557)	(377)
Loss on disposition of Questfire Debenture	4	-	-	13,833	-
Unrealized gain - Questfire Class B Shares	4	-	(300)	(3,150)	(300)
Unrealized loss on other liability	4	-	-	3,000	-
Finance expense		3,774	5,138	7,707	9,965
Expenditures on decommissioning liability	9	(38)	(686)	(47)	(2,746)
Changes in non-cash working capital	15	4,076	(33,263)	(27,158)	(13,290)
Cash provided by (used in) operating activities - continuing operations		49,239	(7,337)	66,258	35,015
Cash provided by operating activities - discontinued operations	16	-	15,308	12,434	30,951
Cash provided by operating activities		49,239	7,971	78,692	65,966

Financing Activities
Decrease in bank indebtedness	8	(12,918)	(18,940)	(82,345)	(15,908)
Interest paid		(2,181)	(2,355)	(5,721)	(6,044)
Cash used in financing activities - continuing operations		(15,099)	(21,295)	(88,066)	(21,952)
Cash provided by (used in) financing activities - discontinued operations	16	-	(4,423)	435	(4,643)
Cash used in financing activities		(15,099)	(25,718)	(87,631)	(26,595)

Investing Activities
Expenditures on property, plant and equipment	5, 15	(38,040)	(13,456)	(85,513)	(72,490)
Expenditures on exploration and evaluation assets		-	(19)	(1,813)	(30)
Disposition of Questfire Class B Shares	4	3,900	-	3,900	-
Disposition of Questfire Debenture	4	-	-	13,600	-
Property dispositions		-	38,935	(211)	53,112
Cash provided by (used in) investing activities - continuing operations		(34,140)	25,460	(70,037)	(19,408)
Cash provided by (used in) investing activities - discontinued operations	16	-	(7,713)	78,976	(19,963)
Cash provided by (used in) investing activities		(34,140)	17,747	8,939	(39,371)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 24

Notes to The Interim Consolidated Financial Statements

June 30, 2014 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2013. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 14, 2014, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2013.

The methods used to measure fair values of derivative instruments are discussed in note 7.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. The only significant operating subsidiary was Longview Oil Corp. (“Longview”), a public Canadian corporation that was a junior oil-focused development and production company with properties located in Western Canada. At December 31, 2013, Advantage owned 45.1% of the common shares of Longview. Because the remaining ownership was dispersed, Advantage was considered to control Longview. Therefore, Longview was accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership was disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions were eliminated.

On February 28, 2014, the Corporation closed an offering (the “Offering”) to sell the 21.15 million Longview common shares for net proceeds of $90.2 million. The results of operations of Longview from January 1, 2014 to February 28, 2014 are consolidated into the results of operations of the Corporation. Because Longview was an operating segment, its results are presented as “discontinued operations” for the periods January 1, 2014 to February 28, 2014 and the three and six months ended June 30, 2013 as required by IFRS 5, non-current assets held for sale and discontinued operations (see note 16). On February 28, 2014, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position as it had lost control of Longview as defined in IFRS 10, consolidated financial statements.

Advantage Oil & Gas Ltd. - 25

3.	Significant accounting policies

(a)	Accounting policy applied to new share based compensation plan

On April 14, 2014, the Board of Directors approved a Restricted and Performance Award Incentive Plan to provide share based compensation for service providers. Awards granted under this plan are presently expected to be settled in cash, as the Corporation has not sought the approval of shareholders required to settle the awards in shares. In accordance with the requirements of IFRS 2, Share Based Payments, a liability is recorded as compensation expense is recognized. The liability is revalued at each reporting date and at the date of settlement. These changes in fair value are recognized in profit or loss for the period. The types and timing of awards under this plan are described in further detail in note 13(b).

4.	Investments

	June 30, 2014	December 31, 2013
Questfire Class B Shares	$-	$3,750
Questfire Convertible Senior Secured Debenture	-	26,876
	$-	$30,626

On March 26, 2014, Questfire agreed to purchase by way of issuer bid, all Class B Shares at a purchase price of $2.60 per share, for total proceeds of $3.9 million, received by Advantage on May 8, 2014.

On March 26, 2014, Questfire redeemed the Questfire Debenture for proceeds of $13.6 million. Advantage recognized a $13.8 million loss on derecognition of the Questfire Debenture.

5.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	188,451	-	188,451
Change in decommissioning liability (note 9)	(30,387)	-	(30,387)
Disposals	(5,876)	-	(5,876)
Transferred from exploration and evaluation assets	146	-	146
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	87,579	-	87,579
Change in decommissioning liability (note 9)	10,209	-	10,209
Disposition of Longview (notes 2d and 16)	(664,090)	-	(664,090)
Balance at June 30, 2014	$1,538,095	$5,240	$1,543,335

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	110,650	538	111,188
Disposals	(629)	-	(629)
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	48,124	215	48,339
Disposition of Longview (notes 2d and 16)	(208,375)	-	(208,375)
Balance at June 30, 2014	$298,862	$3,305	$302,167

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2013	$1,645,284	$2,150	$1,647,434
At June 30, 2014	$1,239,233	$1,935	$1,241,168

Advantage Oil & Gas Ltd. - 26

6.	Related party transactions

Transactions between Advantage and Longview

Advantage charged Longview $0.1 million during the period from January 1, 2014 to February 28, 2014 (six months ended June 30, 2013 - $2.7 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the period from January 1, 2014 to February 28, 2014 totaled $0.8 million (six months ended June 30, 2013 - $6.3 million). All amounts due to Advantage from Longview were non-interest bearing in nature, were incurred within the normal course of business, and were settled after closing of the Offering (note 2(d)).

7.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, convertible debenture, derivative assets and liabilities, and performance incentive plan liability.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at June 30, 2014, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at June 30, 2014, the estimated fair value of the outstanding convertible debenture obligation was $89.1 million (December 31, 2013 - $86.7 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 27

7.	Financial risk management (continued)

(a)	Price and currency risk

As at June 30, 2014, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q3 2014 to Q4 2014	66.3 mmcf/d	$3.81/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	$3.90/mcf
Q1 2016 to Q4 2016	23.7 mmcf/d	$3.99/mcf
Q1 2017	14.2 mmcf/d	$4.11/mcf

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

(b)	Capital management

Advantage’s capital structure as at June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
Bank indebtedness (non-current) (note 8)	$71,120	$271,339
Working capital deficit (1)	6,165	58,520
Net debt	77,285	329,859
Convertible debenture maturity value (current)	86,250	86,250
Total debt	$163,535	$416,109
Shares outstanding (note 11)	169,363,262	168,382,838
Share closing market price ($/share)	$7.17	$4.61
Market capitalization (2)	1,214,335	776,245
Total capitalization	$1,377,870	$1,192,354

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

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8.	Bank indebtedness

	June 30, 2014	December 31, 2013
Revolving credit facility:
Advantage	$72,025	$154,370
Longview	-	118,151
Discount on Bankers Acceptances and other fees	(905)	(1,182)
Balance, end of period	$71,120	$271,339

As at June 30, 2014, the Corporation had credit facilities (the "Credit Facilities") of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2015 unless extended at the option of the syndicate for a further 364 day period. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at June 30, 2014 and December 31, 2013.

9.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2014 and 2074. A risk-free rate of 2.82% (December 31, 2013 – 3.20%) and an inflation factor of 2% (December 31, 2013 – 2%) were used to calculate the fair value of the decommissioning liability at June 30, 2014. A reconciliation of the decommissioning liability is provided below:

	Six months ended	Year ended
	June 30, 2014	December 31, 2013
Balance, beginning of period	$100,616	$126,224
Accretion expense	851	4,587
Liabilities incurred	1,345	3,908
Change in estimates	(1,798)	1,335
Effect of change in risk-free rate	10,663	(35,630)
Property dispositions	-	(1,419)
Liabilities settled	(83)	(3,098)
Disposition of Longview (note 2d and 16)	(72,559)	-
	39,035	95,907
Transferred from assets held for sale	-	4,709
Balance, end of period	$39,035	$100,616

Advantage Oil & Gas Ltd. - 29

10.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. Advantage has not recognized a deferred tax effect associated with the loss on disposition of Longview (note 16) or the loss on disposition of other investments (note 4) because it is not probable that Advantage can utilize the capital losses that were incurred for income tax purposes with these dispositions.

11.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2012 and December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 13)	980,424	3,891
Balance at June 30, 2014	169,363,262	$2,233,489

12.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$24,330	$6,543	$6,714	$1,163
Basic and diluted - discontinued operations	-	1,799	(58,894)	2,200
Basic and diluted	$24,330	$8,342	$(52,180)	$3,363

Weighted average shares outstanding
Basic	169,354,438	168,382,838	169,028,836	168,382,838
Stock Option Plan	1,765,621	2,692,014	1,709,871	1,756,143
Diluted	171,120,059	171,074,852	170,738,707	170,138,981

The calculations of diluted net income (loss) per share for all periods excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net income (loss) per share calculation was 10,029,070 for all periods. As at June 30, 2014 and December 31, 2013, the total convertible debentures outstanding were convertible to 10,029,070 shares.

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13.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at June 30, 2014:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,994,658)	3.67
Exercised	(1,994,641)	3.67
Granted	3,804,675	3.69
Forfeited/cancelled	(2,732,416)	3.68
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(5,786,993)	3.67
Granted	3,766,181	4.99
Forfeited/cancelled	(4,182,066)	3.69
Balance at June 30, 2014	6,857,965	$4.40

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.67 - $4.43	5,399,090	1.34	$4.00	868,388	$3.67
$5.87	1,458,875	4.79	5.87	-	-
$3.67 - $5.87	6,857,965	2.07	$4.40	868,388	$3.67

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier. The Payout Multiplier is a number between zero (0) and two (2), and is determined based on an equal weighting of three Corporate Performance Measures: Relative Total Shareholder Return, Annual Cash Flow Per Share and Relative Cost Structure.

As at June 30, 2014, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2013	-
Granted	406,415
Forfeited	(3,560)
Balance at June 30, 2014	402,855

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Share based compensation recognized by plan for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
RSPIP (1)	$-	$69	$1,058	$271
Stock Option Plan	1,065	2,819	1,631	4,995
Performance Incentive Plan	190	-	190	-
Total share based compensation	1,255	2,888	2,879	5,266
Capitalized	(540)	(811)	(1,176)	(1,609)
Net share based compensation expense	$715	$2,077	$1,703	$3,657

From continuing operations	$715	$1,952	$1,037	$3,469
From discontinued operations	-	125	666	188
	$715	$2,077	$1,703	$3,657

(1) Relates solely to discontinued operations

14.	Other income (expenses)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Interest income - Questfire Debenture (note 4)	$-	$327	$455	$327
Accretion income - Questfire Debenture (note 4)	-	377	557	377
Loss on disposition - Questfire Debenture (note 4)	-	-	(13,833)	-
Unrealized gain - Questfire Class B Shares	-	300	3,150	300
Unrealized loss on other liability	-	-	(3,000)	-
Loss on sale of assets	(1,500)	(6,072)	(1,500)	(6,072)
Miscellaneous income (expenses)	6	(194)	593	675
Total other income (expenses)	$(1,494)	$(5,262)	$(13,578)	$(4,393)

From continuing operations	$(1,494)	$(5,062)	$(13,578)	$(5,048)
From discontinued operations	-	(200)	-	655
	$(1,494)	$(5,262)	$(13,578)	$(4,393)

15.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Six months ended
	June 30, 2014	June 30, 2013
Source (use) of cash:
Trade and other receivables	$(5,017)	$2,600
Prepaid expenses and deposits	556	2,261
Trade and other accrued liabilities	(38,410)	(34,372)
	$(42,871)	$(29,511)

Related to operating activities	$(27,158)	$(13,290)
Related to financing activities	2,706	(32)
Related to investing activities	(18,419)	(16,189)
	$(42,871)	$(29,511)

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16.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to the Offering (note 2(d)).

Results of the discontinued Longview segment are as follows:

	Three months ended		Six months ended
	June 30, 2014 (1)	June 30, 2013	June 30, 2014(1)	June 30, 2013
(thousands of Canadian dollars)

Petroleum and natural gas sales	$-	$38,047	$24,715	$72,374
Less: royalties	-	(6,369)	(4,108)	(12,851)
Petroleum and natural gas revenue	-	31,678	20,607	59,523

Operating expense	-	(11,972)	(7,022)	(23,227)
General and administrative expense	-	(744)	(1,891)	(1,471)
Depreciation expense	-	(9,724)	(6,138)	(19,647)
Finance expense	-	(2,003)	(1,189)	(3,963)
Losses on derivatives	-	(1,593)	(4,323)	(5,184)
Other income (expenses)	-	(200)	-	655
Non-controlling interest	-	(2,188)	85	(2,677)
Income before taxes from discontinued operations	-	3,254	129	4,009
Income tax expense	-	(1,455)	(198)	(1,809)
Income (loss) from discontinued operations	-	1,799	(69)	2,200
Loss on disposition of Longview	-	-	(58,825)	-
Net income (loss) from discontinued operations	$-	$1,799	$(58,894)	$2,200

(1) Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Six months ended
	June 30, 2014	June 30, 2013
(thousands of Canadian dollars)
Cash flow from operating activities	$12,434	$30,951
Cash flow from (used in) financing activities	435	(4,643)
Cash flow from (used in) investing activities	78,976	(19,963)

Advantage Oil & Gas Ltd. - 33

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Transfer Agent
Ronald A. McIntosh (2)(3)
Grant Fagerheim (1)(3)	Computershare Trust Company of Canada

(1) Member of Audit Committee	Abbreviations
(2) Member of Reserve Evaluation Committee
(3) Member of Human Resources, Compensation & Corporate	bbls	- barrels
Governance Committee	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mmcf	- million cubic feet
Neil Bokenfohr, Senior Vice President	mmcf/d	- million cubic feet per day
	bcf	- billion cubic feet
Corporate Secretary	tcf	- trillion cubic feet
	gj	- gigajoules
Jay P. Reid, Partner	NGLs	- natural gas liquids
Burnet, Duckworth and Palmer LLP	WTI	- West Texas Intermediate

Auditors	Corporate Office

PricewaterhouseCoopers LLP	300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
Bankers	(403) 718-8000

The Bank of Nova Scotia	Contact Us
National Bank of Canada
Royal Bank of Canada	Toll free: 1-866-393-0393
Canadian Imperial Bank of Commerce	Email: ir@advantageog.com
Union Bank, Canada Branch	Visit our website at www.advantageog.com
Alberta Treasury Branches
Wells Fargo Bank N.A., /Canada Branch	Toronto Stock Exchange Trading Symbols

Shares: AAV
Independent Reserve Evaluators	5.00% Convertible Debentures: AAV.DBH

Sproule Associates Limited	New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd. - 34